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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 2)1



                            PRICE LEGACY CORPORATION
                                (Name of Issuer)


              8 3/4% SERIES A CUMULATIVE REDEEMABLE PREFERRED STOCK
                         (Title of Class of Securities)


                                    741444301
                                 (CUSIP Number)


                                 JAMES F. CAHILL
                                 PRICE ENTITIES
                         7979 IVANHOE AVENUE, SUITE 520
                           LA JOLLA, CALIFORNIA 92037
                            TELEPHONE (858) 551-2303
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               SEPTEMBER 18, 2001
             (Date of Event Which Requires Filing of this Statement)



         If the person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 8 pages)


-------------------------------------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 741444301              SCHEDULE 13D/A                PAGE 2 OF 8 PAGES


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Robert E. Price
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
                                                                     [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S. Citizen
--------------------------------------------------------------------------------
                                    7       SOLE VOTING POWER
          NUMBER OF
                                            1,511 (see Item 5)
           SHARES                   --------------------------------------------
                                    8       SHARED VOTING POWER
        BENEFICIALLY
                                            6,530,384 (see Item 5)
          OWNED BY                  --------------------------------------------
                                    9       SOLE DISPOSITIVE POWER
       EACH REPORTING
                                            1,511 (see Item 5)
           PERSON                   --------------------------------------------
                                    10      SHARED DISPOSITIVE POWER
            WITH
                                            6,530,384 (see Item 5)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,531,895 (see Item 5)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                     [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         24.0% (see Item 5)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------


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CUSIP NO. 741444301              SCHEDULE 13D/A                PAGE 3 OF 8 PAGES


                  This Amendment No. 2 to Schedule 13D relates to the 8 3/4% Series A Cumulative Redeemable Preferred Stock of Price Legacy Corporation and further amends the Schedule 13D filed by Robert E. Price on August 27, 1998 and subsequently amended by Amendment No. 1 thereto filed on September 23, 1998 (as amended, the "Schedule 13D"). The Schedule 13D is hereby amended and restated in its entirety as follows:


ITEM 1.       SECURITY AND ISSUER.

         This statement on Schedule 13D relates to the 8 3/4% Series A Cumulative Redeemable Preferred Stock of Price Legacy Corporation ("Series A Preferred Stock"), a Maryland corporation ("Price Legacy") formerly known as Price Enterprises, Inc. ("Enterprises"). Effective September 18, 2001, a wholly owned subsidiary of Enterprises merged with and into Excel Legacy Corporation, a Delaware corporation ("Legacy"), and Enterprises changed its name to Price Legacy Corporation.

         The address of the principal executive offices of Price Legacy is 17140 Bernardo Center Drive, San Diego, California 92128.


ITEM 2.       IDENTITY AND BACKGROUND.

         (a), (f) This statement on Schedule 13D is filed by Robert E. Price, a U.S. citizen.

         (b) The principal business address of Mr. Price is 7979 Ivanhoe Avenue, Suite 520, La Jolla, California 92037.

         (c) The principal occupation of Mr. Price is self-employed investor and manager of The Price Group LLC ("Price Group").

         (d)-(e) During the last five years, Mr. Price has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.


ITEM 3.       SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

         For shares of Series A Preferred Stock described below in Item 5 as being acquired in connection with the exchange offer commenced by Legacy on August 10, 2001 and consummated on September 18, 2001 (the "Exchange Offer"), such shares were acquired by exchanging Legacy notes and debentures for Series A Preferred Stock pursuant to the terms of the Exchange Offer.

         The Marion Brodie Charitable Remainder Trust III (the "Brodie Trust") used $442,500 of cash held in the trust to purchase 30,000 shares of Series A Preferred Stock on August 21, 1998 at a price of $14.75 per share for investment purposes.

         Except as set forth above, all other shares of Series A Preferred Stock disclosed herein were received pursuant to a pro rata distribution by Enterprises of one share of Series A Preferred Stock for each share of common stock of Enterprises held by its stockholders of record on July 30, 1998 (the "Distribution").

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CUSIP NO. 741444301              SCHEDULE 13D/A                PAGE 4 OF 8 PAGES


ITEM 4.       PURPOSE OF TRANSACTION.

         The information set forth above in Item 3 is incorporated herein by reference.


ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.2

         (a) Mr. Price may be deemed to beneficially own 6,531,895 shares of Series A Preferred Stock, representing approximately 24.0% of the outstanding Series A Preferred Stock, as follows:

                       (i) 1,052 shares as custodian of his minor children (UGM-CA);

                       (ii) 1,264,533 shares as a trustee of the Robert & Allison Price Trust 1/10/75 ("RAPT");

                       (iii) 1,998,533 as a trustee of the Robert & Allison Price Charitable Remainder Trust (the "Charitable Remainder Trust");

                       (iv) 115,671 shares as a trustee of a trust for the benefit of his minor children (the "Minor Children Trust");

                       (v) 2,291,547 shares as a director of The Price Family Charitable Fund ("PFCF") and of which Mr. Price disclaims beneficial ownership;

                       (vi) 850,285 shares as a manager of Price Group and of which Mr. Price disclaims beneficial ownership;

                       (vii)  459 shares held in a 401(k) plan of Mr. Price;

                       (viii) 5,185 shares as a trustee of the Sandra Morales
                              Trust; and

                       (ix) 4,630 shares as a trustee of the Jesus and Sandra Morales Trust.

                  These shares exclude 9,154,935 shares of Series A Preferred Stock which may be deemed to be beneficially owned by Sol Price ("Mr. S. Price"), the father of Mr. Price, and of which Mr. Price disclaims beneficial ownership.

         (b) The power to vote and dispose of these 6,531,895 shares is as follows:

                       (i) As custodian of his minor children and in connection with his 401(k) plan, Mr. Price has sole power to vote and dispose of an aggregate of 1,511 shares.

                       (ii) As a trustee of each of RAPT, the Charitable Remainder Trust, the Minor Children Trust, the Sandra Morales Trust, and the Jesus and Sandra Morales Trust, Mr. Price shares power to vote and dispose of an aggregate of 3,388,552 shares with his wife, Allison Price ("Ms. A. Price"), who is a trustee of each of RAPT, the Charitable Remainder Trust, the Minor Children Trust, the Sandra Morales Trust, and the Jesus and Sandra Morales Trust.


-----------------------------
         2   Calculation of percentage ownership hereunder is based on
approximately 27,267,644 shares of Series Preferred Stock estimated to be outstanding following the consummation of the Exchange Offer on September 18, 2001, as reported in the Current Report on Form 8-K filed by Price Legacy with the Securities and Exchange Commission (the "SEC") on September 19, 2001.

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CUSIP NO. 741444301              SCHEDULE 13D/A                PAGE 5 OF 8 PAGES


                       (iii) As a director of PFCF, Mr. Price may be deemed to share the power to vote and dispose of 2,291,547 shares with Mr. S. Price, James F. Cahill, Jack McGrory, Ms. A. Price, Helen Price, Roy Anderson, Murray Galinson, and Joseph R. Satz, each of who is a director of PFCF (collectively, the "PFCF Directors"). Mr. Price disclaims beneficial ownership of these shares.

                       (iv) As a manager of Price Group, Mr. Price may be deemed to share the power to vote and dispose of 850,285 shares with Mr. S. Price, Mr. Cahill, Mr. McGrory, Mr. Galinson, Kathy Hillan, and Mr. Satz, each of who is a manager of Price Group (collectively, the "Price Group Managers"). Mr. Price disclaims beneficial ownership of these shares.

                  The principal occupation of Mr. S. Price is self-employed investor and manager of Price Group. The principal occupation of each of Mr. Cahill, Mr. McGrory, Mr. Galinson, Ms. Hillan, and Mr. Satz is manager of Price Group. The principal occupation of Mr. Anderson is self-employed investor. Ms. A. Price and Ms. H. Price are not presently employed.

                  The business address of each of the PFCF Directors and the Price Group Managers is 7979 Ivanhoe Avenue, Suite 520, La Jolla, California 92037.

                  During the last five years, none of the PFCF Directors or the Price Group Managers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

                  Each of the PFCF Directors and the Price Group Managers is a U.S. citizen.

         (c)      The information set forth in Item 5(c) of Amendment No. 1 to
                  Schedule 13D, filed by Mr. Price with the SEC on September 23, 1998, is incorporated herein by reference.

                  4. On October 6, 1998, PFCF, of which Mr. Price is a director, acquired 40,000 shares on the open market for $13.06 per share.

                  5. On October 7, 1998, PFCF, of which Mr. Price is a director, acquired 60,000 shares on the open market for $13.48 per share.

                  6. On October 12, 1998, Mr. Price acquired 4,592 shares as a gift from one individual.

                  7. On November, 16, 1998, PFCF, of which Mr. Price is a director, made a gift of 57,500 shares to a charitable organization.

                  8. On December 18, 1998, the Charitable Remainder Trust, of which Mr. Price is a trustee, acquired 30,000 shares on the open market for $13.75 per share.

                  9. On January 12, 1999, RAPT, of which Mr. Price is a trustee, acquired 20,000 shares on the open market for $13.75 per share.

                  10. On February 17, 1999, Mr. Price distributed 4,260 shares to children who were no longer considered minors.

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CUSIP NO. 741444301              SCHEDULE 13D/A                PAGE 6 OF 8 PAGES

               11. On May 18, 1999, the Brodie Trust, of which Mr. Price is a trustee, acquired 46,000 shares on the open market for $14.70 per share.

               12. On June 23, 1999, the Brodie Trust, of which Mr. Price is a trustee, acquired 4,000 shares on the open market for $15.00 per share.

               13. On July 9, 1999, the Brodie Trust, of which Mr. Price is a trustee, acquired 8,000 shares on the open market for $15.41 per share.

               14. On July 15, 1999, the Sandra Morales Trust, of which Mr. Price is a trustee, acquired 5,185 shares on the open market for $15.50 per share.

               15. Between July 14, 1999 and July 15, 1999, the Jesus and Sandra Morales Trust, of which Mr. Price is a trustee, acquired 6,830 shares on the open market for $15.50 per share.

               16. On August 3, 1999, the Brodie Trust, of which Mr. Price is a trustee, acquired 17,000 shares on the open market for $15.25 per share.

               17. On January 5, 2000, the Brodie Trust, of which Mr. Price is a trustee, made gifts of 105,000 shares to two charitable organizations.

               18. On March 31, 2000, the Jesus and Sandra Morales Trust, of which Mr. Price is a trustee, sold 700 shares on the open market for $14.08 per share.

               19. On August 8, 2000, PFCF, of which Mr. Price is a director, received a gift of 184,100 shares.

               20. On August 10, 2000, RAPT, of which Mr. Price is a trustee, made a capital contribution of 41,795 shares to Price Group. Mr. Price is a manager of Price Group.

               21. On December 14, 2000, Price Group, of which Mr. Price is a manager, purchased 358,490 shares in a private transaction for $14.375 per share.

               22. On December 20, 2000, Price Group, of which Mr. Price is a manager, purchased 450,000 shares in a private transaction for $14.75 per share.

               23. On December 20, 2000, PFCF, of which Mr. Price is a director, purchased 1,000,000 shares in a private transaction for $14.75 per share.

               24. On August 10, 2001, the Jesus and Sandra Morales Trust, of which Mr. Price is a trustee, sold 1,500 shares on the open market for $15.65 per share.

               25. On September 18, 2001, PFCF, of which Mr. Price is a director, exchanged approximately $148,000 in Legacy notes and debentures for 9,867 shares pursuant to the Exchange Offer at the exchange ratio of $15.00 in principal amount of Legacy notes or debentures per share.

               26. On September 18, 2001, the Charitable Remainder Trust, of which Mr. Price is a trustee, exchanged approximately $10,778,000 in Legacy

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CUSIP NO. 741444301              SCHEDULE 13D/A                PAGE 7 OF 8 PAGES

                    notes and debentures for 718,533 shares pursuant to the Exchange Offer at the exchange ratio of $15.00 in principal amount of Legacy notes or debentures per share.

               27. On September 18, 2001, the Minor Children Trust, of which Mr. Price is a trustee, exchanged approximately $384,015 in Legacy notes and debentures for 25,601 shares pursuant to the Exchange Offer at the exchange ratio of $15.00 in principal amount of Legacy notes or debentures per share.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth in Item 6 of Amendment No. 1 to Schedule 13D, filed by Mr. Price with the SEC on September 23, 1998, is incorporated herein by reference.


ITEM 7.       EXHIBITS.

         Not applicable.












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CUSIP NO. 741444301              SCHEDULE 13D/A                PAGE 8 OF 8 PAGES


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:  October 2, 2001


                                             ROBERT E. PRICE


                                             /s/ Robert E. Price
                                             -----------------------------------